Exhibit 12

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Earnings before income taxes and accounting changes	$3,366	$5,015	$431	$6,510	$6,075
Add: Interest expense	445	442	246	211	172
Add: Interest factor in rental expense	207	278	296	304	281

Total earnings	$4,018	$5,735	$973	$7,025	$6,528

Fixed charges:
Interest expense	$445	$442	$246	$211	$172
Interest capitalized	37	48	67	48	32
Interest factor in rental expense	207	278	296	304	281

Total fixed charges	$689	$768	$609	$563	$485

Ratio of earnings to fixed charges	5.8	7.5	1.6	12.5	13.5